January 27, 2025

Emily Hill
Chief Financial Officer
Replimune Group, Inc.
500 Unicorn Park Drive, Suite 303
Woburn, MA 01801

       Re: Replimune Group, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2024
           File No. 001-38596
Dear Emily Hill:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Research and development expenses, page 65

1. You disclose, on page 1, that your leading clinical trial of RP1 is your IGNYTE trial.
       Please provide revised disclosure to be included in future filings to further disaggregate the RP1 line item in the research and development expense table by clinical trial or by indication for each period presented. If you cannot disaggregate these amounts, please disclose that fact and explain why not.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-
3649 with any questions.
 January 27, 2025
Page 2



                   Sincerely,

                   Division of Corporation Finance
                   Office of Life Sciences